Exhibit 99.1

CUSIP No. 234044204	13G

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in Schedule 13G, hereby agree that this Schedule 13G is filed on behalf of them and that each Reporting Person is responsible for the timely filing of any other amendments to the Schedule 13G. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in this Schedule 13G and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Person, unless the Reporting Person knows or has reason to believe that such information is inaccurate with respect to the other Reporting Person.

01/05/2022 Date
BHP CAPITAL NY, INC.
/s/ Bryan Pantofel Signature

Bryan Pantofel, President Name/Title
Pantofel /s/ Bryan Pantofel Signature